SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   3/31/2026

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
LEMLEY YARLING & CO	8-36305

For the fiscal period beginning   4/1/2025   and ending   3/31/2026

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1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) — $ 533,256.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. — $ 0.00

3 Add lines 1 and 2h — $ 533,256.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — $ 305,477.00

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

  Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b — $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. — $ 305,477.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended ___3/31/2026___

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 227,779.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 341.00
9	Current overpayment/credit balance, if any	$ 182.00
10	General assessment from last filed __2026__ SIPC-6 or 6A	$ 182.00

11	**a** Overpayment(s) applied on all __2026__ SIPC-6 and 6A(s)	$ 0.00	
	b Any other overpayments applied	$ 0.00	
	c All payments applied for __2026__ SIPC-6 and 6A(s)	$ 182.00	
	d Add lines 11a through 11c		$ 182.00

12	**LESSER** of line 10 or 11d.		$ 182.00
13	**a** Amount from line 8	$ 341.00	
	b Amount from line 9	$ 182.00	
	c Amount from line 12	$ 182.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		($ 23.00)
14	Interest (see instructions) for ___0___ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 0.00
16	Overpayment/credit carried forward (if applicable)		($ 23.00)

SEC No. 8-36305	*Designated Examining Authority* DEA: FINRA	*FYE* 2026	*Month* Mar
MEMBER NAME *MAILING ADDRESS*	LEMLEY YARLING & CO 3051 ALDERBROOK DR INDEPENDENCE, KY 41051		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

LEMLEY YARLING & CO	RALPH J LEMLEY
(Name of SIPC Member)	(Authorized Signatory)
5/20/2026	budlemley@aol.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.